UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(July 23, 2008)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release – Diversinet to trade on TXS Venture Exchange

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: July 23, 2008

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

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Diversinet Corp. To Trade On TSX Venture Exchange

Company To List On July 24, 2008

TORONTO, Canada, July 23, 2008 – Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), a leading provider of wireless data security infrastructure products and services, is pleased to announce that at the open at 9:30 am EST on Thursday July 24, 2008 Diversinet’s common shares will be posted for trading on the TSX Venture Exchange on Tier 1 as a technology issuer under the symbol DIV.

Diversinet CEO, Albert Wahbe said “Our TSX Venture Exchange listing is an important milestone for Diversinet.  Hopefully, this new listing will help increase liquidity and shareholder value.  I look forward to building upon our past accomplishments in 2008 and beyond.”

Capitalization: an unlimited number of common shares, no par value, of which 45,617,783 common shares are issued and outstanding.  Escrowed or Legended Securities: 20,120,501 common shares are escrowed or legended pursuant to an Exchange Tier 1 Value Escrow Agreement, pursuant to which 25% of the common shares are released on each of the date of this bulletin, 6, 12 and 18 months anniversaries of the date of this bulletin.

Diversinet will continue to trade on the OTCBB under the symbol of DVNTF.  Diversinet’s listing application was filed on Sedar (www.sedar.com) on July 23, 2008.  Additional information about Diversinet Corp. can be found by visiting its web site at www.diversinet.com, by contacting David Hackett, Chief Financial Officer at 416-756-2324, extension 275 or by email at investors@diversinet.com.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) is a leading provider of wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device.  Diversinet’s reliable, end-to-end MobiSecure Wallet and Vault products provide global, secure and cost effective solutions to mobilize personal health records, financial services transactions and identity protection management.

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The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings.  Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

Contacts:

Diversinet Corp.

David Hackett

Chief Financial Officer

416-756-2324 ext. 275

dhackett@diversinet.com